Exhibit 21 Subsidiaries of Northwest Bancshares, Inc.  Northwest Bank, a Pennsylvania-chartered savings bank  Northwest Bancorp Capital Trust III, a Delaware statutory business trust  Northwest Bancorp Statutory Trust IV, a Connecticut statutory business trust  LNB Trust II, a Delaware statutory business trust  Union National Capital Trust I, a Delaware statutory business trust  Union National Capital Trust II, a Delaware statutory business trust  MFBC Statutory Trust I, a Delaware statutory business trust  Universal Preferred Trust, a Delaware statutory business trust Subsidiaries of Northwest Bank  Great Northwest Corporation, a Pennsylvania corporation  Allegheny Services, Inc., a Delaware corporation  Northwest Capital Group, Inc., a Pennsylvania corporation  The Bert Company (doing business as Northwest Insurance Services), a Pennsylvania corporation  Mutual Federal Investment Company, a Nevada corporation